UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 June 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Publication of Prospectus (01 June 2016)
Announcement Director/PDMR Shareholding (10 June 2016)
Announcement Director/PDMR Shareholding (23 June 2016)

Diageo PLC - Publication of Prospectus
Dated 01 June 2016

1 June 2016

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

PUBLICATION OF PROSPECTUS

Diageo plc and Diageo Finance plc today announce that, as part of the annual renewal of their European debt issuance programme, the following prospectus was approved by the United Kingdom Listing Authority on 31 May 2016 and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor and Diageo Finance plc, as Issuer.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8105Z_-2016-5-31.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
http://hemscott.com/nsm.do

For further information, please contact:

Investor relations:	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

Media relations:	Kirsty King	+44 (0)208 978 6855
global.press.office@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "SecuritiesAct") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Diageo PLC - Director/PDMR Shareholding
Dated 10 June 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 10 June 2016 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 June 2016 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
K Mikells	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 June 2016 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	11
D Cutter	10
S Moriarty	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.17.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 10 June 2016 that Dr FB Humer, a director of the Company, had purchased 456 Ordinary Shares on 10 June 2016 under an arrangement with the Company, whereby he has agreed to use an amount of
      £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

            The Ordinary Shares were purchased at a price per share of £18.17.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of the directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	67,316
K Mikells	13,580 (of which 13,520 are held as ADS)*

Name of PDMR	Number of Ordinary Shares
N Blazquez	98,842
D Cutter	8,845
S Moriarty	52,650

A Syed

Company Secretarial Assistant
10 June 2016

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Director/PDMR Shareholding
Dated 23 June 2016

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 22 June 2016 that Deirdre Mahlan, a person discharging managerial responsibility ("PDMR"), transferred 168,166 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in her own name to her spouse Mr Charles F Mahlan III. The transfer was effected on 17 June 2016.

As a result of this transaction, Ms Mahlan's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain unchanged at 307,839 (of which 138,610 are held as ADS*).

A Syed

Company Secretarial Assistant

23 June 2016

*1 ADS is the equivalent of 4 Ordinary Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 July 2016	By: /s/John Nicholls
Name: John Nicholls
Title: Company Secretariat